Exhibit 99.1

Major wind energy developments in Latin America

-     Inauguration of 18 MW wind farm in Brazil

-     Wind farm power output sold over14 year contract in Chile

GDF SUEZ is continuing its expansion in renewable energy through developments in wind power in Latin America.

In Chile, construction of the Monte Redondo wind farm, which is located 320 kilometres north of Santiago, began at the start of this year. Monte Redondo will have an installed capacity of 38 MW, and will cost USD 120 million. The plant will be operational in October of 2009. The project will reduce CO² emissions, enabling it to register for carbon credits under the Kyoto Protocol’s Clean Development Mechanism (CDM).

On 5 February, 100 GWh/year from the Monte Redondo wind farm was sold at an auction organised by the local distribution company CGE. The contract runs for 14 years and starts in January 2010.

The wind farm is yet another step towards the diversification of GDF SUEZ’s energy portfolio in Chile, helping to stabilise energy prices by reducing dependence on fossil fuels.

On February 13th, Tractebel Energia, GDF SUEZ’s Brazilian subsidiary, will inaugurate the Pedra do Sal wind power plant in the State of Piauí, in the northeast of Brazil. The plant will produce 18 MW and will ensure improved quality of electricity supply in the region.

In Brazil, GDF SUEZ is currently also constructing 2 big hydro plants, Estreito (1,087 MW) and Jirau (3,300MW) and has recently inaugurated São Salvador (241 MW). The company’s investments for alternative energy in the country also include the Areia Branca small hydro-electric plant (19.8 MW) (start-up expected May 2009), and the Beberibe wind farm (25.6 MW) which has been operational since September 2008. These projects are part of the Incentive Programs for Alternative Electric Energy Sources (Proinfa) in Brazil. Since September last year, Tractebel Energia is also building a new biomass plant, the 33 MW Andrade project, fuelled by sugar cane biomass. Of the total energy produced by Tractebel Energia, 85% now comes from renewable energy sources such as hydro-electricity, wind and biomass.

GDF SUEZ has been investing actively in renewable energy, launching many projects in wind, solar, biomass and hydroelectricity worldwide. Renewable energy represents more than 20% of the Group’s production capacity which it plans to double by 2015.

GDF SUEZ CORPORATE HEADQUARTERS

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GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

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About GDF SUEZ:

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €83.1 billion in 2008. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

For further information on GDF SUEZ, please go to www.gdfsuez.com.

For further information on GDF SUEZ Energy International, please go to www.gdfsuezenergyint.com.

Press contact: Tel France: +33 (0)1 57 04 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: press@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 57 04 66 29 E-Mail: ir@gdfsuez.com	GDF SUEZ Energy International: External Communications Tel: +32 2 510 7069 E-Mail: katja.damman@gdfsuez.com